

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Marc P. Levy
Partner
Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015

> **Re: Blue Foundry Bancorp**
> **PREC14A filed March 28, 2023**
> **File No. 001-40619**

Dear Marc P. Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 28, 2023

Questions and Answers about the Annual Meeting, page 1

1. The telephone number given for Alliance Advisors on page 6 (and elsewhere) seems to be outdated. Please revise, or advise.

2. On page 7, we note the following question: "What is an under vote and over vote and how does each impact the universal proxy card?" The related answer does not appear fully responsive to the question, though fully responsive disclosure *is* included in subsequent answers. Accordingly, please delete the initial question-and-answer so as to avoid confusion and duplicative disclosure, or advise.

3. The following disclosure appears on page 7: "To the extent an under vote (e.g., voting FOR with respect to fewer than two nominees on Proposal 1) occurs on a record holder's WHITE proxy card, your shares will only be voted FOR those nominees you have so marked and any remaining votes on Proposal 1 will not be voted." To avoid potentially

confusing shareholders, please replace "those nominees" with "the nominee" or "that nominee," or advise.  Please do the same on the proxy card.

4.   We note the following disclosure at the bottom of page 7:  "If the Seidman Group withdraws or abandons its solicitation or fails to comply with the New Rules, any votes cast in favor of the Seidman Group's nominee will be disregarded and not be counted, whether such vote is provided on the Company's WHITE proxy card or the Seidman Group's blue proxy card.  Under these circumstances, your proxy will be voted FOR all two of the Company's nominees."  With respect to the final sentence, please provide a legal analysis supporting the validity of treating proxy cards in such manner.  Alternatively, delete the sentence.

Proposals and Nominations, page 49

5.   In this section, please disclose the deadline required by Rule 14a-5(e)(4).

General

6.   On the proxy card, please present the Nominees Opposed by the Company in alphabetical order by last name.  See Rule 14a-19(e)(4).


   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at 202-551-3263.


                              Sincerely,

                              Division of Corporation Finance
                              Office of Mergers and Acquisitions